UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

☐	Transition REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __to __

Commission file number 0-53589

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FLORIDIAN BANK 401(k) Plan

(Exact name of the plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Floridian Financial Group, Inc.
175 Timacuan Boulevard,
Lake Mary, Florida 32746

REQUIRED INFORMATION

          The following financial statements shall be furnished for the plan:

          Floridian Financial Group, Inc. 401(k) Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of items 1-3 of form 11-K, the financial statements and schedule of the Plan for the fiscal year ended December 31, 2010 have been prepared in accordance with the financial reporting requirements of ERISA.

Floridian Bank 401(K) Plan

Financial Report
12.31.10

Contents

Financial Statements

Statements of net assets available for benefits	1

Statement of changes in net assets available for benefits	2

Notes to financial statements	3 - 7

Supplementary Information

Schedule H, Line 4i – Schedule of assets (held at end of year)	8

Floridian Bank 401(K) Plan

Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets:
Investments, at fair value (Note 3)
Shares of registered investment companies (mutual funds)	$219,328	$172,094
Common stock	393,525	293,826
Total investments	612,853	465,920

Receivables:
Participant contributions	—	—
Total receivables	—	—
Net assets available for benefits	$612,853	$465,920

See notes to financial statements

Floridian Bank 401(K)

Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2010

Contributions:
Participants’	$45,980
Rollovers	—
Total contributions	45,980

Investment results:
Net appreciation in fair value of investments	100,953
Total investment loss	100,953

Deductions:
Administrative expenses	—
Total deductions	—

Net increase during the year	146,933

Net assets available for benefits:
Beginning	465,920
Ending	$612,853

See notes to financial statements

Floridian Bank 401(K) Plan

Notes to Financial Statements

Note 1.	Plan Description

The following description of the Floridian Bank 401(K) Plan (the Plan), sponsored by Floridian Financial Group, Inc. (the Company) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering substantially all employees of the Company who have completed three months of service and are age twenty-one or older. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions: Each year, participants may elect to make before-tax contributions up to the Internal Revenue Code (IRC) maximum limits. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may make matching contributions to the Plan equal to a percentage of the elective contributions made by the participants to the Plan. The Company may also make a discretionary contribution to the Plan at the end of the plan year. No employer contributions were made to the Plan for the years ended December 31, 2010 or 2009. Contributions are subject to limitations.

Participant accounts: Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, and an allocation of the Company’s contribution, if any, and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

Investment options: Upon enrollment in the Plan, a participant may direct employee contributions in a variety of investment choices as more fully described in the Plan’s literature. Participants may change their investment options at any time.

Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance, whichever is less. Loan terms are usually a maximum of five years except for the purchase or construction of a primary residence, which may be more than five years. As of December 31, 2010 and 2009, there were no outstanding loans.

Payment of benefits: On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.

Forfeited accounts: At December 31, 2010 and 2009, there were no forfeited non-vested accounts.

Floridian Bank 401(K) Plan

Notes to Financial Statements

Note 2.	Significant Accounting Policies

Basis of accounting: The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of benefits: Benefits are recorded when paid.

Administrative expenses: Certain administrative and recordkeeping expenses and loan fees are paid directly from the Plan’s assets.

Note 3.	Investments

The following table presents investments in the Plan. Single investments that represent 5% or more of the Plan’s net assets are separately identified.

	2010	2009
Shares of registered investment companies (mutual funds), at fair value as determined by quoted market prices:
Alliance Bernstein Small Capital Growth	$51,264	$30,616
Alliance Bernstein Small/Mid Cap	49,368	32,236
Federated Capital Preservation Fund*	5,276	4,869
Principal income*	18,729	30,710
Other	94,692	73,663
Common stock, at estimated fair value	393,525	293,826
	$612,853	$465,920

* Amount represents less than 5% of Plan’s net assets at December 31, 2010, but is included for comparative purposes.

During 2010, the plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $100,953.

Floridian Bank 401(K) Plan

Notes to Financial Statements

Note 4.	Fair Value Measurements

The Plan follows FASB ASC Topic 820, “Fair Value Measurement and Disclosures,” which requires additional disclosures about the Plan’s assets and liabilities that are measured at fair value. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In determining fair value, the Plan uses various methods including market, income and cost approaches. Based on these approaches, the Plan may utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Plan utilizes techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in valuation techniques, the Plan is required to provide information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed as follows:

     Level 1 Inputs:
•	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Inputs:
•	Quoted prices for similar assets or liabilities in active markets.
•	Quoted prices for identical or similar assets or liabilities in inactive markets.
•

Inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability (e.g., interest rates, yield curves, credit risks, prepayment speeds or volatilities) or “market corroborated inputs.”

Level 3 Inputs:
•	Prices or valuation techniques that require inputs that are both unobservable (i.e. supported by little or no market activity) and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common stock: Valued based on a blended approach utilizing the capitalization of book value method for the Southeastern Independent Bank Review Banks peer group and De Novo Banks peer group, after a discount for marketability, along with the income approach utilizing the present value of future earnings method.

Mutual funds: Valued at the net asset value (‘NAV”) of shares held by the plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Floridian Bank 401(K) Plan

Notes to Financial Statements

Note 4.	Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010.

	Assets at fair value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Registered investment companies (mutual funds)	$219,328	$—	$—	$219,328
Common stock	—	—	393,525	393,525
Total assets at fair value	$219,328	$—	$393,525	$612,853

Level 3 gains and losses: The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2010.

Common stock
Balance at beginning of year	$293,826
Gains(losses)	68,058
Purchases, sales, issuances and settlements (net)	31,641
Balance at end of year	$393,525

Note 5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note 6.	Parties-In-Interest

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan. The Plan invests in common stock of the Company. This investment qualifies as a party-in-interest transaction. Certain Plan assets were held by HBK Sorce Financial (HBK Sorce) during the years ended December 31, 2010 and 2009 and therefore, HBK Sorce qualifies as a party-in-interest. HBK Sorce also provided investment advisory services to the Plan. Fees paid by the Plan for investment advisory services amounted to $0 for the year ended December 31, 2010.

Certain employees of the Company provide administrative services for the Plan and are not reimbursed for their services from the Plan.

Floridian Bank 401(K) Plan

Notes to Financial Statements

Note 7.	Tax Status

Effective June 15, 2006, the Plan has adopted a prototype defined contribution plan of AMI Benefit Plan Administrators, Inc. The prototype plan has received a determination from the Internal Revenue Service as to the prototype plan’s qualified status. The prototype plan opinion letter has been relied upon by this Plan. The Plan has been amended since the adoption date. The Plan administrator believes that the Plan is designed and is currently operating in compliance with applicable requirements of the Internal Revenue Code.

Note 8.	Asset Transfer

Effective June 26, 2008, the Plan was amended to allow the merger of assets from another plan belonging to an affiliate company of the Sponsor. Assets of approximately $185,000 were transferred into the Plan during the fourth quarter of 2008.

Note 9.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Note 10.	Subsequent Events

The Plan has evaluated subsequent events through the date on which the financial statements were issued.

Floridian Bank 401(K) Plan

EIN: 20-4539279
Plan number: 001

Schedule H, line 4i - Schedule of Assets (held at end of year)
December 31, 2010

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current value
Common stock:
*	Floridian Financial Group, Inc.	Floridian Financial Group, Inc. common stock		**	$393,525
		43,725	shares

Shares of registered investment companies (mutual funds):
	Alliance Bernstein	Small Cap Growth		**	51,264
		1,557	shares
	Alliance Bernstein	Small -Mid Cap Value		**	49,368
		2,795	shares
	American Funds	EuroPacific R2		**	13,707
		340	shares
	American Funds	Growth Fund R2		**	13,194
		444	shares
	American Funds	American Money Market Fund		**	15,182
		15,182	shares
	Columbia Mid Cap	Growth Fund		**	7,448
		290	shares
	Federated	Capital Preservation Fund		**	5,276
		528	shares
	Franklin Templeton	Small Cap Value		**	7,837
		177	shares
	Investco	Capital Development		**	—
		—	shares
	Neuberger Berman	Partners Adv		**	13,268
		727	shares
	Principal Funds	High Yield		**	11,132
		1,397	shares
	Principal Funds	Income		**	18,729
		1,982	shares
	Putnam	Equity Income		**	10,569
		706	shares
	The Victory Funds	Special Value Fund		**	2,355
		148	shares
					219,327
					$612,853

*	Indicates a party-in-interest as defined by ERISA.
**	Cost information is not required for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Floridian Financial Group, Inc. Profit Sharing 401(k) Plan

/s/ Jorge F. Sanchez
Jorge F. Sanchez, Trustee

Dated: December 22, 2011